Exhibit 99.8

NICE and Cognizant Announce Strategic Partnership For Digital Customer
Experience Transformation

Latest collaboration between NICE and Cognizant opens up growth opportunities in CX, WFM, and digital transformation

Hoboken, N.J., January 30, 2023 – NICE (Nasdaq: NICE) and Cognizant (Nasdaq: CTSH) today announced the launch of a global strategic go-to-market partnership to accelerate customer experience (CX) transformation. This partnership leverages Cognizant’s deep consulting and business transformation capabilities along with NICE CXone’s industry-leading complete, integrated cloud platform to accelerate customer adoption of advanced CX solutions such as digital, analytics, and conversational AI.  For both companies, this partnership will enable growth opportunities in their respective customer bases.

This partnership offers a comprehensive approach to bridge the gap between today’s consumer expectations and organizations’ delivery of extraordinary experiences. It is a step forward in transforming customer and agent experiences with a unified CCaaS suite encompassing omnichannel routing, AI, Analytics, WFO and Digital Self-Service offerings to redefine the way organizations engage and interact with customers. Previous collaboration between Cognizant and NICE has yielded impactful business outcomes, such as dramatically reduced answer and wait times as well as significantly accelerated platform deployments.  This strategic partnership will further evolve our collaborative work.

Barry Cooper, President, CX Division, NICE, said, “As the CX landscape continues to demand a more consolidated collection of solutions built on a scalable cloud-native AI platform, NICE CXone emerges as a clear leader for digital transformation of the contact center and beyond. Teaming with Cognizant to leverage their Contact Center Advisory and Transformation services will bring more rapid, compelling business outcomes to our joint customers.”

Cognizant’s digital customer experience experts draw on strategy and research to link data to design, systems to stories, and insights to outcomes. Cognizant’s experience-led offerings span the entire customer life cycle and drive value across vertical markets. These solutions include customer and employee experience, content, and marketing services and omnichannel solutions.

“We are delighted to partner with NICE and integrate their Cloud Native Customer Experience Platform, CXone, AI-powered contact center software  into our offering,” said Robert Vatter, Executive Vice President of Cognizant’s Enterprise Platform Services. “Together with NICE and our decades of expertise in the contact center market, we are now redefining customer experience by bringing hyper-personalized and intelligent ways for enterprises to engage with their users.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

About Cognizant
Cognizant (Nasdaq: CTSH) engineers modern businesses. We help our clients modernize technology, reimagine processes and transform experiences so they can stay ahead in our fast-changing world. Together, we're improving everyday life. See how at https://www.cognizant.com/us/en.

Corporate Media Contact
Christopher Irwin-Dudek, media@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.